UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R204

(CUSIP Number)

Julie Pender

Novartis Pharma AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

+41 61 696 4509

With a copy to:

Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45166R204

1.	Name of Reporting Person Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,320,674

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,320,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,320,674

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) The beneficial ownership percentage is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in the prospectus supplement it filed with the Securities and Exchange Commission on January 28, 2014.

CUSIP No. 45166R204

1.	Name of Reporting Person Novartis Pharma AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,320,674

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,320,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,320,674

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1%(2)

14.	Type of Reporting Person (See Instructions) CO

(2) The beneficial ownership percentage is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in the prospectus supplement it filed with the Securities and Exchange Commission on January 28, 2014.

Introductory Statement

This Amendment No. 9 (this “Amendment”) amends the Schedule 13D initially filed with the Securities and Exchange Commission on August 6, 2004, as previously amended on September 7, 2005, November 2, 2005, May 20, 2009, June 18, 2010, April 20, 2011, December 15, 2011, August 10, 2012 and February 14, 2014 (the “Original Schedule 13D”) relating to shares of the Common Stock, $0.001 par value per share (the “Common Stock”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  All information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background

No change except as described below.

(a) - (c) and (f). The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e). Neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

No change except as described below.

Board of Directors

On March 28, 2014, Mr. Anthony Rosenberg, a designee of Novartis Pharma AG (“Novartis Pharma”) to the Issuer’s board of directors under the Restated Stockholders Agreement, submitted his resignation from the Issuer’s board of directors, effective immediately prior to the Issuer’s 2014 Annual Meeting of Stockholders (including any adjournment thereof) scheduled for June 5, 2014. As of the date hereof, Novartis Pharma does not intend to designate a replacement candidate for Mr. Rosenberg but it retains the right to do so under the Restated Stockholders Agreement.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5(a)-(b) of the Original Schedule 13D is hereby amended as follows.

Novartis AG (“Novartis”) and Novartis Pharma disclaim beneficial ownership of the 71,500 shares that Novartis Pharma had the right to acquire under the Restated Stockholders Agreement. This disclaimer is based on the waiver by Novartis Pharma of such right in respect of such shares.

Novartis Pharma is the record and beneficial owner of 33,320,674 shares of Common Stock shares of Common Stock, representing 22.1% of the outstanding shares of Common Stock.  Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock owned of record by it.

Novartis is the beneficial owner of all shares of Common Stock beneficially owned by Novartis Pharma and has shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of all shares of Common Stock as to which Novartis Pharma has such right or rights.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2014

NOVARTIS AG

	By:	/s/ Bruno Heynen
Name: Bruno Heynen
Title: Authorized Signatory

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Julie Pender
Name: Julie Pender
Title: Senior Legal Counsel

	By:	/s/ Bartosz Dzikowski
Name: Bartosz Dzikowski
Title: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE I — for Form 13-D/A

DIRECTORS AND EXECUTIVE OFFICERS OF
NOVARTIS AG AND NOVARTIS PHARMA AG

DIRECTORS AND OFFICERS OF NOVARTIS AG

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Ulrich Lehner, Ph.D.	Vice-Chairman of the Board of Directors	Member of Shareholders’ Committee of Henkel AG & Co. KGaA	German

Enrico Vanni, Ph.D.	Director	Independent Consultant	Swiss

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Verena A. Briner, M.D.	Director	Professor of internal medicine at the University of Basel and Chief Medical Officer; Head of the Department of Medicine at the Lucerne Cantonal Hospital	Swiss

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Ann Fudge	Director	Member of the Board of General Electric Company	American

Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Partner at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences

American

William T. Winters	Director	Chairman and CEO of Renshaw Bay, an alternative asset management and advisory company based in London	British

Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of	Member of the Executive Committee, Head of Human Resources	Belgian

Human Resources

Kevin Buehler	Member of the Executive Committee; Head of Alcon Division	Member of the Executive Committee; Head of Alcon Division; 6201 South Freeway Fort Worth, TX 76134, USA	American

Felix Ehrat, Ph.D.	Member of the Executive Committee; General Counsel	Member of the Executive Committee; General Counsel; Novartis Campus	Swiss

David Epstein	Member of the Executive Committee; Head of Novartis Pharmaceuticals Division	Member of the Executive Committee; Head of Novartis Pharmaceuticals Division	American

Mark C. Fishman, M.D.	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue Cambridge, MA 02139, USA	American

Jeff George	Member of the Executive Committee; Head of Sandoz Division	Member of the Executive Committee; Head of Sandoz Division	American

George Gunn, MRCVS	Member of the Executive Committee; Head of Novartis Animal Health Division	Member of the Executive Committee; Head of Novartis Animal Health Division	British

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Brian McNamara	Member of the Executive Committee; Head of Novartis OTC Division	Member of the Executive Committee; Head of Novartis OTC Division; 200 Kimball Drive Parsippany, NJ 07054-0622, USA	American

Andrin Oswald	Member of the Executive Committee; Head of Vaccines and Diagnostics Division	Member of the Executive Committee; Head of Vaccines and Diagnostics Division; 350 Massachusetts Avenue, Cambridge, MA 02139, USA	Swiss

DIRECTORS AND OFFICERS OF NOVARTIS PHARMA AG

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma AG and (ii) the business address of each director and executive officer of Novartis Pharma AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Pharma AG	Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	President of the Board of Directors	Chairman of the Board of Directors of Novartis AG	German

Felix Ehrat, Ph.D.	Member of the Board of Directors	General Counsel of Novartis AG	Swiss

Harry Kirsch	Member of the Board of Directors	Chief Financial Officer of Novartis AG	German

David Epstein	Head of Novartis Pharmaceuticals Division	Head of Novartis Pharmaceuticals Division	American

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc., a Delaware corporation.

Date: April 3, 2014

NOVARTIS AG

	By:	/s/ Bruno Heynen
Name: Bruno Heynen
Title: Authorized Signatory

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Julie Pender
Name: Julie Pender
Title: Senior Legal Counsel

	By:	/s/ Bartosz Dzikowski
Name: Bartosz Dzikowski
Title: Authorized Signatory